SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                            (Amendment No. 33)

                    AMPAL - AMERICAN ISRAEL CORPORATION
        ____________________________________________________________
                             (Name of Issuer)

                 Class A Stock, par value $1.00 per share
        ____________________________________________________________
                      (Title of Class and Securities)

                                032015 10 9
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

                        Yoram Weissbrem, Secretary
                            Bank Hapoalim B.M.
                          50 Rothschild Boulevard
                          Tel Aviv 61000, Israel
                               972-3-5673333
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              June 6, 1996
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 032015 10 9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        BANK HAPOALIM B.M.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        ISRAEL
  _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,758,640*
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,758,640*
           WITH                  ___________________________________
                                  (10)  SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,758,640*
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        22.76%*
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        BK
   _________________________________________________________________
  * Assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank.


        This statement constitutes Amendment No. 33 to the Statement on
   Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. (the "Bank") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation ("Ampal").

        Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

   Item 5.   INTEREST IN SECURITIES OF THE ISSUER

   Item 5 is hereby amended and supplemented by adding the following:

        As of the date hereof the Bank, subject to the terms of the Stock Purchase Agreement, beneficially owns and has sole power to direct the vote and the disposition of 4,758,640 shares of the Class A Stock constituting 22.76% of the outstanding shares of the Class A Stock (based on the number of outstanding shares of the Class A Stock as reported to the Bank By Ampal and assuming conversion of the shares of 6-1/2% Preferred and 4% Preferred owned by the Bank).

        On June 6, 1996, the Bank and Atad Hevra Lehashkaot Ltd. ("AHL"), a wholly owned subsidiary of the Bank, completed the sale of 5,742,351 shares of the Class A Stock to Rebar Financial Corp., a company incorporated under the laws of the British Virgin Islands ("Rebar"), pursuant to the Stock Purchase Agreement, dated May 12, 1996, the Bank and AHL entered into with Rebar, Daniel Steinmetz, Benjamin Steinmetz and Raz Steinmetz. The Bank, on behalf of AHL, has received from Rebar: (i) approximately $7.87 per share of the Class A Stock or $45,167,583 in the aggregate in consideration for the 5,742,351 shares of the Class A Stock; and (ii) approximately $7.87 per share or $11,798,583 in the aggregate in consideration for additional 1,500,001 shares of Ampal to be delivered to Rebar at a later date.

                                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                       BANK HAPOALIM B.M.

                       By:  /s/ Yaacov Elinav
                            Name:    Yaacov Elinav
                            Title:   Senior Deputy Managing Director

                       By:  /s/ Nurit Raviv
                            Name:     Nurit Raviv
                            Title:    Advocate

   Dated: June 12, 1996